[Letterhead of Perkins Coie LLP]

November 4, 2004

Ms. Peggy Kim

Senior Counsel

Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Washington, DC 20549

Re:	HouseValues, Inc. Form S-1

File No. 333-118740

Originally filed September 1, 2004

Dear Ms. Kim:

This letter sets forth the responses of HouseValues, Inc. (the “Company”) to the Staff’s comments relating to the Company’s registration statement on Form S-1, as amended (the “Registration Statement”), contained in your letter dated November 1, 2004 (the “Comment Letter”). The responses are numbered to correspond to the numbers of the comments in the Comment Letter. The disclosure described herein is contained in pre-effective Amendment No. 2 to the Registration Statement (the “Amendment”), filed on the date hereof, copies of which are enclosed for your convenience.

Form S-1

General

Comment No. 1

We note your response to prior comment 2 by your inclusion of the color graphics attached as Exhibit A. Please provide your basis for referring to your “network of agents.” Currently, it does not appear you have an adequate basis for this description.

Response to Comment No. 1

In response to this comment the Company has revised the color artwork to remove the reference to “network of agents.”

November 4, 2004

Comment No. 2

We note that you have included two photographs of a house with a “sold” sign in front of it. Since you are not directly involved in the sales of houses but rather provide a lead generation service to real estate agents, it does not appear to be appropriate to include these photographs. Please delete these images or advise us.

Response to Comment No. 2

We supplementally advise the Staff that the Company respectfully submits that the photographs of the house with the “sold” sign in front of it are appropriately representative of the residential real estate industry. Because the Company’s business is primarily dedicated to providing services to residential real estate agents to help them in their efforts to close residential real estate transactions, the Company believes that the photographs are appropriate.

Comment No. 3

We note your response to prior comment 3; however, we reissue our previous comment. Please refer to the descriptions of business experience for Messrs. Higgins and Robison on page 56.

Response to Comment No. 3

In response to this comment the Company has revised the disclosure on page 57 to eliminate the use of the word “solution.”

Prospectus Summary

Our Advantage, pages 1-2

Comment No. 4

We note your response to prior comment 6. Please revise to briefly explain what you mean by automated “drip” campaign.

Response to Comment No. 4

In response to this comment the Company has revised the disclosure on page 1 to replace the term “drip campaigns” with “automated email follow-up campaigns.”

November 4, 2004

Comment No. 5

In connection with prior comment 8, please revise to clarify that you do not conduct any due diligence concerning your customer agents other than to confirm that they are licensed real estate agents.

Response to Comment No. 5

In response to this comment the Company has revised the disclosure on page 2 to clarify that it does not conduct any due diligence concerning its agent customers other than to require agent customers to contractually represent that they are licensed real estate agents.

The Offering

Use of Proceeds, page 3

Comment No. 6

In connection with your response to prior comment 11, it appears that you are unable to state with any specificity the purpose for the net proceeds other than five general areas. Please revise to state and discuss why you are unable to specify any of the proceeds among the five different areas and disclose that you currently have no specific plan for the proceeds. Similarly, please revise your disclosure on page 21. See Item 504 of Regulation S-K.

Response to Comment No. 6

In response to this comment the Company has revised the disclosure on pages 3 and 21.

Comment No. 7

Please revise here on page 21 to present the information in tabular format.

Response to Comment No. 7

In response to this comment the Company has revised the disclosure on pages 3 and 21 to more clearly identify each of the areas in which the Company anticipates it will use the net proceeds from the offering. We supplementally advise the Staff that the Company respectfully submits that, as noted on page 21, the Company cannot specify with certainty the particular uses of the net proceeds among these different areas and therefore the Company is not in a position to provide a table containing meaningful estimates of the amounts of proceeds that will be used in each of these areas.

November 4, 2004

Risk Factors

Any failure to retain agent customers could harm our business, page 8

Comment No. 8

In connection with your modified and newly deleted disclosure in response to prior comment 16, please revise to include that you were unable to deliver approximately 3% of your total lead obligations to customers for the six months ended June 30, 2004. Alternatively, please revise to include this number for the most recent practicable time period, i.e. September 30, 2004. Similarly, revise page 28 to include this disclosure.

Response to Comment No. 8

In response to this comment the Company has revised the disclosure on pages 8 and 28.

We experience high turnover of agent customers and have a limited ability to predict the rate of contract extensions, page 8

Comment No. 9

We note and appreciate your response to prior comment 18 concerning high termination rate of HouseValues and Justlisted services customers. Please revise to quantify this “high” termination rate.

Response to Comment No. 9

In response to this comment the Company has revised the disclosure on page 9 to disclose the average time period that agents remain customers of the Company.

We collect personally identifiable information from prospective homebuyers and sellers and evaluate a use of our Market Leader prospect management system…, page 10

Comment No. 10

In connection with your response to prior comment 24 from our last letter, we note you quote a portion of your privacy policy and state that you do release personal information in limited circumstances. Please revise the text of this risk factor to include your response without mitigating language disclosing those circumstances where you release personal information to third parties. Please note you may provide a more complete description of your privacy policy in an appropriate section of the prospectus such as the business section.

November 4, 2004

Response to Comment No. 10

In response to this comment the Company has revised the disclosure on page 10.

The value of our products and services could be diminished if anti-spam software filters out email we send, page 10

Comment No. 11

In light of your response to prior comment 25, please revise to disclose whether there is a risk that you may not comply with current and/or future anti-spam legislation.

Response to Comment No. 11

In response to this comment the Company has revised the disclosure on page 11.

If we fail to maintain an effective system of internal controls, we may not be able to accurately report our financial results or prevent fraud, page 17

Comment No. 12

We note that your description of this risk is generic to all public companies. Please delete, or revise to describe the specific risks to your company.

Response to Comment No. 12

In response to this comment the Company has revised the disclosure on page 17.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Overview, page 26

Comment No. 13

We note that your response to prior comment 41 states that you believe the fact that many of your agent customers renew their contracts provides evidence that they are successful in converting leads into closings. Contrarily in your risk factor disclosure on page 8, you state that you experience high termination rates by your customers. In light of these inconsistent statements, please revise to include the substance of your response and specify why you are unable to disclose the conversion rate. Further, despite high customer termination rates, explain why management believes there are many successful lead conversions.

November 4, 2004

Response to Comment No. 13

In response to this comment the Company has added disclosure on page 50.

How We Generate Revenues, page 26

Comment No. 14

We note your responses to prior comments 42 and 55. Please revise, here and on page 40, to describe how the earn-out and contingent consideration will be calculated. Your use of the terms “specified gross customer receipts,” “certain expenses,” and “contingent consideration” is vague. In addition, please revise to disclose any maximum amounts payable as earn-out or contingent consideration.

Response to Comment No. 14

In response to this comment the Company has revised the disclosure on pages 27 and 41.

Critical Accounting Policies

Stock-Based Expenses, page 28

Comment No. 15

We have read your disclosure in response to comments 90 and 91. Once the filing range for your common stock is known, revise your MD&A to disclose the intrinsic value of outstanding vested and unvested options based on the estimated IPO price and the options outstanding as of the most recent balance sheet date presented. In addition, provide a discussion of each significant factor contributing to the difference between the fair value as of the date of each grant and the estimated IPO price.

Response to Comment No. 15

In response to this comment the Company has added disclosure on pages 28-30. We supplementally advise the Staff that the Company has informed us that it will include the estimated initial public offering price range in its next amendment to the Registration Statement, which the Company currently anticipates will likely be between $10.00 and $12.00 per share.

Comment No. 16

On page 29 you indicate that “while a current initial public offering price range has not yet been determined, based on the internal modeling completed to date, we have

November 4, 2004

considered what price range might be obtained in an initial public offering and when the public offering will likely occur”. Tell us the price ranges that you considered in your valuation and the assumed IPO date and tell us how these assumptions compare to (a) the exercise prices of options granted since April 2004, (b) the assumed fair value of the common stock and (c) to the actual IPO price.

Response to Comment No. 16

In response to this comment the Company has added disclosure on pages 28-30 and page F-10.

Comment No. 17

We note that the reassessed value of your common stock for accounting purposes had increased from $2.03 to $3.53 per share during the 12 months prior to June 30, 2004. Although you have not yet disclosed an expected stock price range, we assume it will be far in excess of $3.53 per share. Given this variation, explain to us why it is reasonable that the fair values of the shares for the 12 months prior to June 30, 2004 are reasonable.

Response to Comment No. 17

In response to this comment the Company has added disclosure on pages 28-30. The Company has informed us that it has considered the guidance outlined in the AICPA Practice Aid “Valuation of Privately-Held-Company Equity Securities Issued as Compensation” In chapter 1 of that publication, paragraphs 10 and 11 outline the hierarchy to measure fair value as follows:

“10. For purposes of valuing privately issued securities, fair value is defined as the amount at which a minority common stock interest in a privately held enterprise could be bought or sold in a current transaction between willing parties, that is, other than in a forced or liquidation sale.

11. In the context of financial transactions, GAAP uses a “hierarchy” to measure fair value that is based on the quality of evidence supporting the fair value measurement. Quoted market prices in active markets are the best evidence of fair value of a security and should be used as the basis for the measurement, if available. If quoted market prices are not available, the estimate of fair value should be based on the best information available, including prices for similar securities and the results of using other valuation techniques. Securities of privately held enterprises, by definition, are not traded in public markets and, therefore, quoted prices are not available. However, privately held enterprises may sometimes engage in arm’s-length cash transactions with unrelated parties for issuances of their equity securities, and the

November 4, 2004

cash exchanged in such a transaction is, under certain conditions, an observable price that serves the same purpose as a quoted market price. Those conditions are (a) the equity securities in the transaction are the same securities as those for which the fair value determination is being made, and (b) the transaction is a current transaction between willing parties, that is, other than in a forced or liquidation sale and other than under terms or conditions arising from a previous transaction (an example of such a previous transaction is an exercise of employee stock options at a fixed, previously determined price).”

The Company has informed us that it believes that the transaction described on page 28 of the Registration Statement principally between its Chairman, Mr. Powell, and William Blair Capital Partners VII, QP and William Blair Capital Partners VII, L.P., then unrelated parties, firmly establishes the best evidence of the fair value of its common stock as of April 2004, as it met the criteria noted above for serving the same purpose as a quoted market price as it is a similar equity security and there is no evidence of it being a forced sale. Furthermore, given the percentage of the outstanding shares transferred (approximately 37% of its then outstanding capital stock) and the other rights obtained in the transaction, as more fully described in the section of the Registration Statement entitled “Certain Relationships and Related-Party Transactions,” it could be argued that a minority common stock interest typically given an option holder would have a fair value of less than $2.20 per share.

Therefore, since the options granted from June 30, 2003 to April 20, 2004 had been issued at $2.20 to $2.50 per share, and because the Company’s financial results had continued to improve during that time, the Company believes that there is no reason that the established valuation of $2.20 in April 2004 would be higher than $2.20 per share during previous periods.

The Company has included a discussion of the factors and methodologies used in determining the reassessed value per share of the common stock underlying options granted subsequent to April 2004 on pages 28-30 of the Registration Statement in response to Comments 15, 16, 18 and 19.

Comment No. 18

Supplementally, provide a schedule of options granted since June 2004 through the date of your response, which includes (a) the number of options or shares granted, (b) the exercise price, (c) the fair value of the common stock and (d) the intrinsic value, if any. Also, supplementally explain the factors contributing to the fair value at each grant date and the IPO price.

November 4, 2004

Response to Comment No. 18

In response to this comment the Company has added disclosure on pages 28-30 and F-10. The Company also supplementally provides the following schedule:

	Number of Option Shares Granted	Exercise Price	Reassessed Value	Intrinsic Value
August 2004	170,000	$2.20	$10.00	$7.80
September 2004	302,500	$2.20	$10.00	$7.80
Third Quarter 2004	472,500	$2.20	$10.00	$7.80
November 2004	50,000	$8.50	$10.00	$1.50

The Company has informed us that there were no options granted in July or October of 2004.

Comment No. 19

We note that determining the reassessed value of your common stock has required making complex and subjective judgments. We also note that you analyzed factors typically used by investment banks to measure the enterprise value of comparable public companies. Expand your discussion and disclose the valuation methodology used to reassess the value of the enterprise at each date at which options were granted and quantify all discounts taken. In addition, provide a detailed discussion of the nature and type of assumptions used.

Response to Comment No. 19

In response to this comment the Company has added disclosure on pages 28-30.

Investing Activities, page 38

Comment No. 20

We note your response to prior comment 82. As discussed in your response, please revise your disclosure to state that substantially all of your cash and cash equivalents on deposit exceed the federally insured limits for such deposits. In this regard, please also add appropriate risk factor disclosure.

November 4, 2004

Response to Comment No. 20

In response to this comment the Company has revised the disclosure on page 39 to conform it to the disclosure on page F-15 regarding its cash and cash equivalents. The Company has informed us the amount of cash and cash equivalents that is not insured as of September 30, 2004 is approximately $572,000. In light of the Company’s overall assets, the Company respectfully submits that this risk is not material to the Company and therefore disclosure in the risk factors is not appropriate.

Business

Challenges Faced by Real Estate Agents

Inefficient Prospect Management, pages 43-44

Comment No. 21

As stated in your response to prior comment 56, please revise to discuss why you cannot provide the average lead-to-conversion time for the leads you provide to your well-trained agent customers.

Response to Comment No. 21

In response to this comment the Company has added disclosure on page 50.

Competitive Strengths

Proven agent acquisition model, page 45

Comment No. 22

Regarding your response to prior comment 57 concerning a “large” and valuable base of agent customers, we note you will provide updated information as of September 30, 2004. If you choose to update this statement, please revise to update throughout the prospectus.

Response to Comment No. 22

In response to this comment the Company has added disclosure on pages 1, 43 and 46.

Proven Agent Success Program, page 43

Comment No. 23

We note your response to prior comment 58 from our last letter. Rather than your online and telephonic communications, please revise to quantify, where appropriate, the

November 4, 2004

number of in-person training seminars you have hosted during the most recent practicable time period in 2004.

Response to Comment No. 23

In response to this comment the Company has added disclosure on pages 46 and 49.

Legal Proceedings, page 53

Comment No. 24

We note your response to prior comment 54 and your statement that the tax inquiry is not a pending legal proceeding. Please also supplementally confirm that the state tax inquiry does not relate to a proceeding known to be contemplated by a government authority. Refer to Item 103 of Regulation S-K.

Response to Comment No. 24

We supplementally advise the Staff that the Company has informed us that, to its knowledge, the state tax inquiry does not relate to a proceeding known to be contemplated by a government authority. The Company has informed us that, to date, the Company has not received a formal assessment from the Washington State Department of Revenue. If and when the Company receives a formal assessment, then, if the Company were to elect to contest the assessment, such appeal would constitute a legal proceeding.

Management, page 54

Comment No. 25

Please revise Mr. Powell’s business experience to name his employers as a real estate agent and in the direct response-marketing field. If he was self-employed, so state. Refer to Item 401(e)(1) of Regulation S-K.

Response to Comment No. 25

In response to this comment the Company has revised the disclosure on page 55.

Comment No. 26

We note your response to prior comment 65 from our last letter. Please revise Mr. Robison’s business experience sketch on page 56 to clarify whether RCI Construction Group and Northwest Container Services are public companies. For guidance, refer to Item 401(e)(2) of Regulation S-K.

November 4, 2004

Response to Comment No. 26

We supplementally advise the Staff that Mr. Robison resigned from the Company’s Board of Directors, effective November 3, 2004. The Company has informed us that Mr. Robison did not resign based on any disagreement with the Company. The Company has revised the disclosure throughout the Registration Statement to remove the references to Mr. Robison.

Employment Agreements, Termination of Employment Agreement and Change in Control Agreements

Change of Control Arrangements, page 61

Comment No. 27

Please file these change of control agreements as exhibits to the registration statement.

Response to Comment No. 27

In response to this comment the Company has filed these change in control agreements as exhibits to the Registration Statement.

Certain relationships and Related Transactions, page 67

Comment No. 28

In connection with your response to prior comment 68, we note your modified disclosure correcting the notes to financial statements. Supplementally, please provide us additional information on the nature relationship of this shareholder, identify the shareholder and tell us what percentage of shares this shareholder held at the time services were rendered and at present.

Response to Comment No. 28

We supplementally inform the Staff that the name of the shareholder that provided the services described in note 15 to the Company’s audited financial statements on page F-28 is Alex Modelski, who is a sole practitioner. The Company has informed us that Mr. Modelski acquired his shares of the Company’s stock as follows:

•	on December 3, 1999, he purchased 70,000 shares of Series A Preferred Stock and a warrant to purchase 7,000 shares of Common Stock;

November 4, 2004

•	on January 29, 2002, he purchased 6,492 shares of Common Stock From Mark Powell in connection with a sale by Mr. Powell of Common Stock to certain shareholders of the Company; and

•	on March 3, 2003, Mr. Modelski purchased 7,000 shares of Common Stock pursuant to the exercise of his warrant.

The Company has informed us that Mr. Modelski’s percentage ownership interest in the Company has never exceeded 1%.

Principal and Selling Shareholders, page 69

Comment No. 29

We note that you have not listed all directors and executive officers in the table. For example, you have omitted Messrs. Eskenazi, Hansen, Lewis, Parekh, and Zdanowski. Please revise to list all directors and executive officers. Refer to Item 403(b) of Regulation S-K.

Response to Comment No. 29

In response to this comment the Company has revised the disclosure on pages 70-72.

Comment No. 30

We note your response to prior comments 70 and 71. We may have further comment on the selling stockholder disclosure when it is filed. Also, please confirm that you will include this information in the preliminary prospectus that you distribute to potential investors.

Response to Comment No. 30

We supplementally inform the Staff that all selling shareholders have represented to the Company that they are not registered broker-dealers or affiliates of broker-dealers, with the exception of John Meisenbach, who represented that he belongs to a group of insurance brokerages that are NASD affiliates for the sole purpose of brokering variable life insurance products. Mr. Meisenbach has represented that he does not trade or consult in securities.

Mr. Meisenbach holds an aggregate of 184,722 shares of the Company’s capital stock, consisting of 125,000 shares of Series B Preferred Stock purchased in the Company’s Series B Preferred Stock financing on January 30, 2001, 14,267 shares of Common Stock purchased from Mark Powell in connection with a sale by Mr. Powell of Common Stock to certain shareholders of the Company on January 29, 2002 and 45,455 shares of Common Stock

November 4, 2004

purchased from Mark Powell in connection with a sale by Mr. Powell of Common Stock to certain shareholders of the Company on April 22, 2004. None of these shares was received as underwriting compensation. Mr. Meisenbach has elected to sell 84,000 shares in the offering. A company affiliated with Mr. Meisenbach provides brokerage services for employee benefits to the Company.

Mr. Meisenbach has represented to the Company that he purchased the shares he is selling in the ordinary course of his investing activities and that at the time of his purchases he had no agreements or understandings, directly or indirectly, with any person to distribute the shares. Based on the foregoing, the Company does not believe that Mr. Meisenbach is acting as a conduit for the issuer.

The Company has made certain disclosures on pages 70-72 of the Registration Statement regarding the foregoing that were requested by the Staff in Comment 71 of the Staff’s letter dated September 1, 2004.

Underwriting, page 77

Comment No. 31

We note your response to prior comment 75 and that currently you do not intend to conduct a directed share program. We may have further comment if you later determine that you will be conducting a directed share program. Also, please confirm that you will include this information in the preliminary prospectus that you distribute to potential investors.

Response to Comment No. 31

We supplementally advise the Staff that the Company has informed us that if it subsequently decides to conduct a directed share program, it will disclose this fact in the preliminary prospectus.

Comment No. 32

We note your response to prior comment 76 from our last letter and that you continue to list the term “other relevant factors” in relation to the price. Since there is currently no established trading market for your shares, please revise to clarify whether any peer group of online or web-based public companies, indexes or competitors were analyzed in the process of determining the offering price range and if so, disclose these specific factors. Further, disclose whether any multiples or ratios of a company’s or industry’s performance were used in determining your price. Refer to Item 505(a) of Regulation S-K.

November 4, 2004

Response to Comment No. 32

In response to this comment the Company has revised the disclosure on page 80.

Notice to Canadian Residents, page 79

Comment No. 33

We note your response to prior comment 78. As stated in your response, please revise the first paragraph to explain that any shares sold in Canada will be included in the registration statement and that you are not relying on any exemption from registration under the U.S. securities laws with respect to any such sale.

Response to Comment No. 33

The Company has informed us that, after further consideration, it has decided to remove from the Registration Statement the section entitled “Notice to Canadian Residents.”

Consolidated Financial Statements

Note 1 – The Company and Summary of Significant Accounting Policies

Revenue Recognition, page F-8

Comment No. 34

We have read your response to comment 79. We note that revenue is comprised exclusively of services, however, we also note your revised disclosure throughout the document that includes discussion of your product and service offering. Amend your disclosure throughout the registration statement to clarify the nature of your operations.

Response to Comment No. 34

In response to this comment the Company has revised the Registration Statement throughout to remove the references to Company products.

Note 2 – Acquisition of Soar Solutions, Inc. – page F-17

Comment No. 35

We have read your revised disclosure in response to comment 87. We note that you did not ascribe any value to the eMLS software in connection with the initial purchase price allocation. However, on page 27 you indicate that following the acquisition, you began providing the eMLS service to your customers that use Market Leader and continue to provide the service. In that regard, explain to us why a purchase price allocation revision and

November 4, 2004

a corresponding adjustment to income are not appropriate. Alternatively, revise to include a discussion of the Company’s intentions with regards to the eMLS software at acquisition.

Response to Comment No. 35

We supplementally advise the Staff that the Company has informed us that a purchase price allocation revision and a corresponding adjustment to income relating to the eMLS software are not appropriate. The Company has informed us that there are two components to the eMLS feature: The first is the engine that collects data from the various MLSs; the second is the customer interface that enables an agent to send listings to consumers. To incorporate the feature into Market Leader, we have been informed that the Company used the engine that collected the data from the MLSs but did not use the customer interface. The Company has informed us that it did not ascribe value to the engine that collects data from MLSs because it expected to re-write the software engine within 6 months following the acquisition. We have been advised that the Company did not start that project until the fourth quarter of 2004 and expects to complete it within the quarter. The Company has informed us that it did not ascribe value to the customer interface because it used the Market Leader interface instead of the technology acquired from Soar Solutions.

Unaudited Subsequent Events

B&O Taxes, page F-28

Comment No. 36

We note in late September 2004, the Company received correspondence from the Washington Department of Revenue asserting preliminarily that all of the Company’s revenues would likely be subject to Washington State business and occupancy tax, which could result in a tax liability of approximately $960,000. We further note that the Company had accrued $600,000 related to this tax as of June 30, 2004. Supplementally, tell us the amount of any additional accrual recorded subsequent to June 30, 2004 or tell us how you considered SFAS 5 in determining that no additional accrual was necessary based on the findings of the audit.

Response to Comment No. 36

In response to this comment the Company has revised the disclosure on page F-23.

November 4, 2004

The Company would greatly appreciate your prompt response to this letter. If you have any further comments or questions regarding this letter or the Amendment, please contact me at (206) 359-8448 or Scott Gelband at (206) 359-8650.

Very truly yours,

/s/ PATRICK J. DEVINE

Patrick J. Devine

PJD:jd

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